UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli, Chaoyang District

Beijing 100024

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”) today announced the appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective December 2, 2022. On the same date, the Company dismissed Ernst & Young Hua Ming LLP (“EY”). The change of the Company’s independent auditor was made after a careful and thorough evaluation process and has been approved by Cheetah Mobile’s board of directors and the audit committee (the “Audit Committee”).

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the audit for fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through December 2, 2022, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than:

a.

the material weakness reported in our 2021 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on July 26, 2022, specifically, the material weakness identified as of December 31, 2021 was in the Company’s controls over the projected financial information used in the impairment assessment of an equity investment.

b.

the material weakness reported in our 2020 annual report on Form 20-F filed with the SEC on May 14, 2021, specifically, the material weakness identified as of December 31, 2020 was that the Company did not have a sufficient complement of resources in the tax department to perform the management review controls over income taxes.

The Audit Committee discussed the reportable events mentioned above with EY. EY is authorized to fully respond to the inquiries of Marcum Asia on the reportable events.

During the Company’s two most recent fiscal years ended December 31, 2021 and 2020 and any subsequent interim period prior to the engagement of Marcum Asia on December 2, 2022, neither the Company nor anyone on its behalf has consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with Marcum Asia and EY to ensure a seamless transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By:	/s/ Thomas Jintao Ren
Name:	Thomas Jintao Ren
Title:	Chief Financial Officer

Date: December 2, 2022